Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & email

October 4, 2012

Alberto H. Zapata, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       Lincoln Life & Annuity Company of New York
Lincoln Life & Annuity Variable Annuity Account H
Post-Effective Amendment No. 4
File No. 333-175888

Dear Mr. Zapata:

Attached is a copy of the above-referenced post-effective amendment filed on September 26, 2012.  The amendment consists of a supplement to the May 1, 2012 prospectus that we hope will go effective on December 3, 2012. The May 1, 2012 prospectus and the Statement of Additional Information have been incorporated by reference to a previous post-effective filing.

The amendment outlines the following changes to the prospectus effective December 3, 2012, unless otherwise noted:

•
the current charge for both the single life and joint life options of the Lincoln SmartSecurity® Advantage will be increased for new elections and for existing contractowners upon the next election of a step-up of the Guaranteed Amount;

•
the age-banded percentages for calculating the Guaranteed Annual Income under Lincoln Lifetime IncomeSM Advantage 2.0 and Lincoln Lifetime IncomeSM Advantage 2.0 Protected Funds will be adjusted and will be applicable to new elections of these riders;

•	the addition of a new investment option and the resulting changes to the Investment Requirements; and

•
purchase payments totaling $1 million or more (which includes total purchase payments for all contracts issued by the Company (or its affiliates) in which you are an owner and/or annuitant) will be subject to Home Office approval (effective January 1, 2013).

Please contact me at (860) 466-1222 with any questions or comments, and thank you for your assistance.

Sincerely,
Scott C. Durocher
Counsel